Room 4561

November 29, 2006

Mr. Stephen Eastman
President
Homeland Energy Solutions, LLC
112 East Spring Street
New Hampton, Iowa 50659

Re: **Homeland Energy Solutions, LLC**
        Amendment No. 3 to Registration Statement on Form SB-2 filed November 22, 2006
        File No. 333-135967

Dear Mr. Eastman:

        We have reviewed your amended filing and response letter filed on November 22, 2006 and have the following comments.

Amendment No. 3 to Registration Statement on Form SB-2

1.   We note your amendment to your operating agreement regarding your change of fiscal year end to December 31. This change appears to raise a concern with respect to Item 310(b) of Regulation S-B which requires that your registration statement include interim financial statements for your most recent quarter. As your current interim financial statements are as of July 31, 2006 it would appear that updating your registration statement would be necessary. One consideration to address this concern is to have your fiscal year end change be effective after the effectiveness of your registration statement. Please advise.

2.   Please note that your disclosure should include a discussion of your intent to change your fiscal year end. Please further note that upon the effectiveness of your registration statement, it appears that the transition report requirements of Rule 13a-10 under the Exchange Act would need to be followed to change your fiscal year end to December 31, 2006 for purposes of reporting under the Exchange Act.

                        *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding our comments on the financial statements and related matters. You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Valerie D. Bandstra, Esq.
        Brown, Winick, Graves, Baskerville & Schoenebaum, P.L.C.
        666 Grand Avenue, Suite 2000
        Des Moines, Iowa 50309-2510
        Telephone: (515) 242-2400
        Facsimile: (515) 283-0231